CONSENT OF QUALIFIED PERSON

October 30, 2013

I, Robert F. Brown, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Report on the El Horcon Project Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, & San Guillermo Zones” (the “Technical Report”) prepared for Great Panther Silver Limited and dated September 26, 2013 (effective date August 31, 2013), and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated October 21, 2013 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Robert F. Brown”
Robert F. Brown, P.Eng.
Vice President, Exploration

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